Boomer Ventures Inc.

 Posada del Rey Via Italia Punta Paitilla

Ciudad de Panama Republic de Panama

Tel. 949-419-6588 Fax: 949-272-0088

September 28, 2012

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn: Maryse Mills-Apenteng

Re: Breezer Ventures Inc. Form S-1

Filed September 17, 2012

File No. 333-183938

This cover letter is a response to the comment letter sent by the United States Securities and Exchange Commission. Below are comments regarding the issues raised in their comment letter.

The Company has now included the required exhibits.

Please fax all comments to 949-272-0088.

Sincerely,

-S-

Alicia Itzel Rivera Tristan